UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2023
Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant's name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 Compugen Ltd.

On February 27, 2023, Compugen Ltd. (the “Company”) issued a press release reporting the Company’s fourth quarter and full year 2022 results (the “Press Release”), a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K.

With the exception of the quotes attributable to Anat Cohen-Dayag, Ph.D., the information contained in the Press Release is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-240183.

Exhibits

Exhibit
Number	Description of Exhibit

99.1	Press Release dated February 27, 2023- “Compugen Reports Fourth Quarter and Full Year 2022 Results”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: February 27, 2023	By:	/s/ Eran Ben Dor
Eran Ben Dor
General Counsel